Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
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www.dechert.com

March 27, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn:	Julie F. Rizzo, John Dana Brown, Heather Clark and Linda Cvrkel

RE:	Edgen Group Inc.

Amendment No. 3 to the Registration Statement on Form S-1

File No. 333-178790

Ladies and Gentlemen:

Edgen Group Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-1 (Registration No. 333-178790) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated March 22, 2012 from Ms. Julie F. Rizzo to Mr. Daniel J. O’Leary. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We also include certain supplemental information requested by the Staff with this letter. In addition, we also include a marked copy of Amendment No. 3 showing changes made from Amendment No. 2 to the Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 3.

General

1.	We note that you have not filed several of the exhibits to the registration statement including agreements related to the reorganization. Please file these exhibits with an amendment to your registration statement that will allow sufficient time for our review as we may have comments upon review of the exhibits.

Securities and Exchange Commission

March 27, 2012

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed as exhibit to Amendment No. 3 to the Registration Statement all of the exhibits related to the Reorganization.

2.	Please revise the language in the graphic to clarify that you serve as a distributor of the products pictured as opposed to a manufacturer of the products pictured or advise. Please revise similar language in the prospectus which refers to “our specialty products” or advise.

Response:

In response to the Staff’s comment, the Company has revised the language appearing in the graphic on the inside cover page of the Prospectus to read “Specialty Products Supply For Global Energy & Infrastructure Applications.” In addition, the Company has revised the disclosure appearing elsewhere in the prospectus to clarify that the Company supplies specialty products and has deleted references to “our specialty products” and similar language throughout the Prospectus.

Prospectus Summary, page 1

Our Competitive Strengths, page 5

3.	We note your response to our prior comment 7. Please revise here and in the Business section to clarify, if true, that customers on a purchase order basis can terminate their relationship with you at anytime.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 98 of the Prospectus to clarify that customers operating on a purchase order basis may terminate their relationships with the Company at any time with little or no notice.

4.	We note your response to our prior comment 9. Please balance the summary section to discuss the strategic inventory liquidation, inventory write-downs, and goodwill impairment charges that have actually occurred.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Prospectus as requested.

Securities and Exchange Commission

March 27, 2012

Summary Organizational Structure, page 11

5.	Refer to footnote (3). Given the disclosure in the last full paragraph on page 108 regarding the Exchange Rights being exercised in full upon the completion of the offering and the use of the proceeds from this offering to purchase EDG LLC membership units and shares of your Class B common stock from EM II LP and B&L as discussed on page 13, please revise this footnote as appropriate to give the percentage of your Class A common stock that will be held by EM II LP and B&L. Please also revise the Formation of Edgen Group and the Reorganization section on page 8 to set forth similar disclosure regarding the percentage of Class A common stock that would be owned by purchasers in this offering, Existing Investors receiving restricted stock in the Reorganization and EM II LP and B&L.

Response:

In response to the Staff’s comment, the Company has revised footnote 3 on pages 12 and 113 of the Prospectus as requested, and has revised the Formation of Edgen Group and the Reorganization section on page 9 of the Prospectus as requested.

Risk Factors, page 20

Risks relating to our Class A common stock and this offering, page 33

We will be required to pay EM II LP and B&L for most of the tax benefits, page 37

6.	We note your disclosure in this risk factor that the sale of EM II LP’s and B&L’s EDG LLC membership units to Edgen Group are expected to result in increases in your share of the tax basis of EDG LLC’s assets. Given the disclosure in the Use of Proceeds section that you may use any remaining proceeds to purchase membership units of EDG LLC, please advise whether any of the proceeds of the offering will be used to make payments under the Tax Receivable Agreements. If so, please revise the Use of Proceeds section accordingly.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not intend to use any of the proceeds from the offering to make payments under the Tax Receivable Agreements. Under the terms of the Tax Receivable Agreements as contemplated, the Company will not be able to determine the amount of any payments that may be due under the Tax Receivable Agreements for a given tax year until the following year. As a

Securities and Exchange Commission

March 27, 2012

result, to the extent the purchase of EDG LLC units may result in a payment under the Tax Receivable Agreements for the 2012 tax year, the amount of such payment – and the source of the proceeds therefor – will not be known until sometime in 2013.

Our primary U.S. subsidiary, EMC, has net operating loss carryforwards, page 38

7.	If material, please revise this risk factor to include a discussion that the sale of B&L Supply to EM Holdings LLC could result in a payment under the Tax Receivable Agreement with EM II LP.

Response:

In response to the Staff’s comment, the Company has revised the above-referenced risk factor appearing on page 38 of the Prospectus as requested.

Unaudited Pro Forma Condensed Combined Financial Information, page 48

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 52

8.	Refer to footnote 2(h) – We note your response and the revisions made to footnote 2(h) in response to our prior comment. Please revise footnote 2(h) to also disclose the interest rates that were used to calculate the pro forma adjustments to interest expense for the BL indebtedness to be repaid for each period presented.

Response:

In response to the Staff’s comment, the Company has revised footnote 2(h) on page 58 of the Prospectus as requested.

Business, page 89

Our Competitive Strengths, page 96

9.	We note your response to our prior comment 8. Please revise similar disclosure in the last full paragraph of this section.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Prospectus as requested.

Securities and Exchange Commission

March 27, 2012

The Reorganization, page 1-8

10.	We note your disclosure in the second to last full paragraph on page 108 that following these transactions purchasers in this offering will own 100% of your Class A common stock. Given paragraph (8) above in which holders of restricted units of EM II LP and B&L will exchange such units for restricted shares of your Class A common stock, please revise for consistency or advise

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Prospectus to clarify that following the Reorganization and upon the completion of the offering, a certain percentage of the Company’s Class A common stock will be owned by purchasers in the offering (assuming no exercise of the Exchange Rights). The Company will provide the percentage in a subsequent amendment to the Registration Statement.

11.	It appears from the last full paragraph on page 108 that EM II LP and B&L will each exchange one membership unit in EDG LLC and one share of Edgen Group Class B common stock for one share of Edgen Group Class A common stock. This disclosure appears inconsistent with the disclosure in the second bullet point on page 9 which appears to indicate that all membership units and Class B common stock will be exchanged for one share of Class A common stock. Please advise or revise for consistency.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 53, 110, 138, 140 and 148 of the Prospectus to clarify the exchange ratio provided for in the Exchange Agreements.

12.	Given your disclosure in the Use of Proceeds section that offering proceeds may be used to purchase membership units of EDG LLC and shares of your Class B common stock from EM II LP and B&L and your disclosure in the Certain Relationships and Related Person Transactions section that you have agreed that following 180 days after the completion of this offering you will use your best efforts to file a registration statement relating to all of the Class A common stock to be delivered pursuant to the Exchange Agreement, please consider adding a chart which illustrates your summary organizational structure after completion of the Reorganization and the offering and after the exercise of the Exchange Rights.

Securities and Exchange Commission

March 27, 2012

Response:

In response to the Staff’s comment, the Company has included a new organizational chart as requested on page 113 of the Prospectus.

Management, page 112

13.	Please revise the business experience description for Mr. Dvorak to provide the month and year Mr. Dvorak was employed at each of the businesses listed for the last five years.

Response:

In response to the Staff’s comment, the Company has revised Mr. Dvorak’s biography on page 116 of the Prospectus as requested.

Principal Stockholders, page 133

14.	Please identify the natural persons with voting and investment power over the shares held by EM II LP and B&L.

Response:

In response to the Staff’s comment, the Company has revised footnote 3 on page 138 of the Prospectus to indicate that Messrs. Friedman and Luikart have voting and investment power over the shares held by EM II LP and B&L.

Certain Relationships and Related Person Transactions, page 136

Employment Agreements, page 136

15.	We note your response to our prior comment 31 and reissue in part. We note your disclosure on page 9 that you expect to enter into amended employment agreements with certain of your officers. Please revise your disclosure in this section for consistency or advise.

Securities and Exchange Commission

March 27, 2012

Response:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 124 through 127 of the Prospectus to reflect the terms of the employment agreements Messrs. O’Leary and Laxton are expected to execute in connection with the offering.

Financial Statements, page F-1

Edgen Murray II, L.P. September 30, 2011 Financial Statements, page F-5

Notes to consolidated financial statements, page F-12

19. Consolidating financial information, page F-39

16.	Please tell us and revise Note 19 to disclose whether EMC, the issuer of the notes, is 100% owned by the parent company guarantor as required by Rule 3-10(c) of Regulation S-X.

Response:

In response to the Staff’s comment, the Company informs the Staff that EMC is 100% owned by EM II LP and the Company has revised Note 19 on page F-39 to indicate the same.

General

17.	Please update the financial statements, as necessary, as required by Rule 3-12 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company confirms that it in future amendments it will update the financial statements appearing in the Prospectus, as necessary, as required by Rule 3-12 of Regulation S-X.

18.	Please provide a currently dated consent of the independent registered accountants in any future amendments to your Form S-1 registration statement.

Securities and Exchange Commission

March 27, 2012

Response:

The Company confirms that it will include updated accountants’ consents in any future amendments to its Registration Statement, as required.

Part II

Exhibits

19.	We note your response to our prior comment 37. Please confirm to us that all attachments and exhibits marked “See Attached” in Exhibit 10.15 that are not accompanied by an attachment refer to documents that do not exist, or please advise.

Response:

The Company respectfully advises the Staff that all attachments and exhibits marked “See Attached” in Exhibit 10.15 that are not accompanied by an attachment refer to documents that do not currently exist.

Specifically, the “See Attached” appearing on page C-2-2 refers to the financial statements to be attached to a compliance certificate. When a compliance certificate is delivered to the lenders under the credit agreement in the future, the borrower will attach its financial statements to the compliance certificate. Accordingly, these financial statements do not yet exist. The “See Attached” appearing on pages G-4 and G-5 refers to documents that would be required to be delivered to the lender under the credit agreement in connection with drawing upon an existing letter of credit or amending an existing letter of credit, as applicable. Accordingly, these documents do not yet exist.

20.	Please file consents for your director nominees Samir G. Gibara and Cynthia L. Hostetler or advise.

Response:

In response to the Staff’s comment, the Company had filed as Exhibits 99.3 and 99.4 the consents of the Company’s director nominees.

Securities and Exchange Commission

March 27, 2012

If you have any questions, please feel free to contact Carmen J. Romano at 215.994.2971 or the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel

Exhibits (via overnight delivery)

cc:	Daniel J. O’Leary

David L. Laxton, III